INDEPENDENCE HOLDING COMPANY 96 CUMMINGS POINT ROAD STAMFORD, CT 06902 NYSE: IHC	CONTACT: DAVID T. KETTIG (212) 355-4141 www.ihcgroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY
ANNOUNCES COMMENCEMENT OF EXCHANGE OFFER
FOR AMERICAN INDEPENDENCE CORP. COMMON STOCK

Stamford, Connecticut, July 15, 2011. Independence Holding Company (NYSE: IHC) today announced that it has commenced an offer to exchange up to 908,085 shares of its common stock for properly tendered and accepted shares of common stock of American Independence Corp. (NASDAQ: AMIC) (the “Exchange Offer”).  The Exchange Offer will expire at 5:00 p.m. Eastern Time on Friday, August 12, 2011, unless extended or earlier terminated by IHC.  For each share of AMIC common stock accepted in accordance with the terms of the Exchange Offer, IHC will issue 0.625 of a share of IHC common stock.  Were IHC to exchange all of the shares of IHC common stock offered in the Exchange Offer for shares of AMIC common stock, IHC’s total ownership of AMIC would increase to 80% from its current 62.95%.

The complete terms and conditions of the Exchange Offer are set forth in the prospectus and letter of transmittal being sent to holders of AMIC common stock.  AMIC stockholders are urged to read the Exchange Offer documents carefully.  This press release is neither an offer to purchase nor a solicitation to buy any shares of stock, nor is it a solicitation for acceptance of the Exchange Offer.  IHC is making the Exchange Offer only by, and pursuant to the terms of, the prospectus and the related letter of transmittal.  The Exchange Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.  None of IHC or its affiliates (excluding AMIC), the exchange agent, the information agent or IHC’s advisors or representatives is making any recommendation as to whether or not AMIC stockholders should tender their shares in the Exchange Offer.

IHC has filed a registration statement (including the prospectus) for the Exchange Offer with the Securities and Exchange Commission (“SEC”).  Before deciding to participate in the Exchange Offer, AMIC stockholders should read the prospectus in the registration statement and the other documents IHC has filed with the SEC for more complete information about IHC and about the Exchange Offer.  These documents may be obtained for free at the SEC’s website, www.sec.gov.  They may also be obtained on IHC’s website at www.ihcgroup.com under the “Investors” tab.  Copies of the prospectus and the letter of transmittal may also be obtained from Morrow & Co., LLC, the information agent for the Exchange Offer at (800) 607-0088 or (203) 658-9400.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its managing general underwriters, third-party administrators, and marketing affiliates.  Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. Independence American offers medical stop-loss, small group major medical, short-term medical, and major medical for individuals and families. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.